EXHIBIT (a)(1)(ii)

Internal Post and E-mail Communication

To:	Eligible AMD Employees
From:	Allen Sockwell, Senior Vice President, Human Resources and Chief Talent Officer and

Harry Wolin, Senior Vice President and General Counsel

Date:	June 29, 2009

Re:	AMD Stock Option Exchange Program

We are pleased to announce that AMD is launching an important employee compensation program for eligible AMD employees. The market downturn has left our current stock price much lower than the exercise price of many employee stock options.

In response to this stock price decline, we are implementing a voluntary program that allows eligible AMD employees to exchange certain existing stock options that have an exercise price greater than $6.34 per share, a grant date on or before June 28, 2008 and an expiration date after July 27, 2010, for replacement options. To participate, you may submit your options (and any related SARs) for cancellation and replacement options will be granted to you on the date that we cancel your options (the “replacement grant date”). Your replacement options will have an exercise price equal to the closing sales price of our common stock as quoted on the New York Stock Exchange on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States).

This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for replacement options with an exercise price equal to the closing sales price of our common stock on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States), we hope to provide you with stock options that could provide greater value in the future.

Following this e-mail message, Compensation and Stock Administration will e-mail information that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care. No AMD employee is authorized to make any recommendation on our behalf as to your choices. As a result, you may wish to consult with a professional financial advisor as part of your decision making process.

For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. AMD makes no representations to employees regarding the financial and tax consequences of their participation in this offer.

Please take the time to carefully review the information and instructions that you will receive. If you would like to participate in the program, you will need to submit the election form that will be provided to you by the expiration of the offer, which is currently scheduled for 11:00 p.m. Central Time, July 27, 2009.

If you have any questions about the offer, please e-mail HRSC.Stockadministration@amd.com.

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